FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For November 17, 2022

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau
32-36 Rua do Comandante Mata e Oliveira
Macau
Special Administrative Region, PRC
 (Address of principal executive offices)

Deswell Announces First Half 2023 Results

-  Company Announces First Half Cash Dividend of $0.10 Per Share -

FOR IMMEDIATE RELEASE

MACAO (November 17, 2022) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the first six months of fiscal 2023, ended September 30, 2022.

Net sales for the six months ended September 30, 2022 were $44.4 million, an increase of 11.7% compared to net sales of $39.8 million for the six months ended September 30, 2021. Net sales increased by 20.9% to $36.1 million in the electronic segment but decreased by 15.9% to $8.3 million in the Company’s plastic segment.

Total gross margin slightly decreased to 16.0% of net sales during the six months ended September 30, 2022, as compared to 16.1% of net sales in the same period last year.  Gross profit margin in the plastic segment increased to 13.2% of net sales for the first half of fiscal 2023, compared to 10.7% of net sales for the corresponding period of last fiscal year. The increase in gross profit and margin in the plastic segment was mainly due to decreases in raw materials cost, and in basic pay rate of labor costs due to lower headcount in the first six months of fiscal 2023. Gross profit margin in the electronic segment decreased to 16.7% of net sales for the first half of fiscal 2023, compared to 17.9% of net sales for the corresponding period of last fiscal year.  The decrease in gross margin in the electronic segment was mainly attributable to increases in raw materials cost for semiconductor chips as a result of the continuing shortage in supply and pricing volatility for the first six months of fiscal 2023. Operating income in the first half of fiscal 2023 was $2.0 million, compared to operating income of $1.2 million for the same period of fiscal 2022.

The Company reported net loss of $0.6 million for the six months ended September 30, 2022, compared to net income of $4.3 million for the six months ended September 30, 2021. This was primarily due to a non-operating expense of $2.3 million for the six months ended September 30, 2022, as compared to a non-operating income of $3.3 million for the same period of fiscal 2022. Deswell reported basic and diluted loss per share of $0.04 for the first half of fiscal 2023 (based on 15,935,000 and 15,935,000 weighted average shares outstanding), as compared to basic and diluted income per share of $0.27 for the first half of fiscal 2022 (based on 15,923,000 and 16,041,000 weighted average shares outstanding), for the six months ended September 30, 2021.

The Company's financial position remained strong, with $15.6 million in cash and cash equivalents and working capital totaling $59.4 million as of September 30, 2022. Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2022.

Mr. Edward So, Chief Executive Officer, commented, “We’re pleased to have delivered solid revenue and operating income growth in the first half of fiscal 2023, driven by our electronics segment where we saw continued demand for home audio and entertainment equipment and for professional audio instruments and equipment.   Our sales growth in this segment reflects our ability to reliably produce and deliver products on-time, creating value for our customers.  This growth was partially offset by decreased sales at our plastics segment.”

“During the first half of fiscal 2023 the global economic and political environment were unsettled, impacting worldwide financial markets and, as a result, we recorded an unrealized loss of $4.4 million on our investment portfolio.  Nonetheless, we achieved improved operating income of $2.0 million as compared to $1.2 million in the same prior year period.  Our balance sheet remains strong with a solid cash position and no debt providing us the financial flexibility to deliver strong operating performance while implementing our long-term growth strategy to capitalize on market demand for our manufacturing capabilities.”

First Half Dividend

The Company also announced that its board of directors today declared a cash dividend of $0.10 per share for the first half of the fiscal year ended September 30, 2022.  The dividend will be payable on December 22, 2022 to shareholders of record as of December 1, 2022.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	September 30,	March 31,
	2022	2022
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$15,577	$13,465
Fixed deposits maturing over three months	3,966	4,354
Time deposits maturing over twelve months - current portion	-	1,564
Marketable securities (note 3)	19,461	24,499
Accounts receivable, net	22,077	18,195
Inventories (note 2)	20,696	23,819
Prepaid expenses and other current assets	2,032	1,926
Total current assets	83,809	87,822
Property, plant and equipment - net	26,447	27,017
Deferred income tax assets	231	259
Time depositis maturing over twelve months	3,070	313
Total assets	$113,557	$115,411

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$10,133	$9,838
Accrued payroll and employee benefits	7,776	7,611
Customer deposits	2,646	2,343
Other accrued liabilities	2,560	2,950
Income taxes payable	1,292	1,232
Total current liabilities	24,407	23,974
Deferred income tax liabilities	526	659
Total liabilities	24,933	24,633

Shareholders' equity
Common shares nil par value; authorized 30,000,000 shares; 17,081,810 shares issued;
15,935,239 shares outstanding as of March 31, 2022 and September 30, 2022	53,202	53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2022 and September 30, 2022	(2,821)	(2,821)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	24,954	27,108
Total shareholders' equity	88,624	90,778
Total liabilities and shareholders' equity	$113,557	$115,411

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six months ended
	September 30,
	2022	2021

Net sales	$44,438	$39,782
Cost of sales	37,324	33,362
Gross profit	7,114	6,420
Selling, general and administrative expenses	5,751	5,348
Other income, net	677	111
Operating income	2,040	1,183
Non-operating (expense) income, net	(2,310)	3,288
(Loss) income before income taxes	(270)	4,471
Income taxes	290	173
Net (loss) income attributable to Deswell Industries, Inc.	$(560)	$4,298

Other comprehensive income	$-	$-
Comprehensive (loss) income attributable to Deswell Industries, Inc.

Net (loss) income per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net (loss) income per share	$(0.035)	$0.27
Weighted average common shares outstanding
shares (in thousands)	15,935	15,923

Diluted:
Net (loss) income per share	$(0.035)	$0.27
Weighted average number of shares
outstanding (in thousands)	15,935	16,041

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(U.S. dollars in thousands)

( U.S. dollars in thousands )	Six months ended	Six months ended
	September 30,	September 30,
	2022	2021
Cash flows from operating activities :
Net (loss) income	$(560)	$4,298
Adjustments to reconcile net (loss) income to
net cash provided by operating activities :
Depreciation and amortization	858	883
Reversal of provision for doubtful accounts	(46)	(163)
Reversal of obsolence allowance of inventories, net	(125)	(293)
Gain on disposal of property, plant and equipment	(22)	-
Unrealized holding loss (gain) on marketable securities	4,354	(845)
Realized gain on disposal of marketable securities	(120)	(653)
Exchange loss from marketable securities	-	117
Deferred tax credit	(105)	(34)
Changes in operating assets and liabilities :
Accounts receivable	(3,836)	(2,631)
Inventories	3,248	(4,506)
Prepaid expenses and other current assets	(106)	(931)
Accounts payable	295	2,635
Accrued payroll and employee benefits	165	523
Customer deposits	303	1,473
Other accrued liabilities	(390)	393
Income taxes payable	60	177
Net cash provided by operating activities	3,973	443

Cash flows from investing activities
Purchase of property, plant and equipment	(318)	(822)
Proceeds from disposal of property, plant and equipment,	52	16
Purchase of marketable securities	(1,123)	(7,301)
Proceeds from disposal of marketable securities	1,927	6,739
Release of (increase in) fixed deposits maturing over three months	388	(370)
Increase in fixed deposits maturing over twelve months	(1,193)	-
Net cash used in investing activities	(267)	(1,738)

Cash flows from financing activities
Dividends paid	(1,594)	(1,592)
Exercise of stock options		43
Net cash used in financing activities	(1,594)	(1,549)
Cash effect of exchange rate changes
Net increase (derease) in cash and cash equivalents	2,112	(2,844)
Cash and cash equivalents, at beginning of period	13,465	20,223
Cash and cash equivalents, at end of period	15,577	17,379

Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	-	-
Income taxes	231	89

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.      Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to fairly present the financial position of Deswell Industries, Inc. (the Company) at September 30, 2022 and March 31, 2022, the results of operations for the six months ended September 30, 2022 and September 30, 2021, and the cash flows for the six months ended September 30, 2022 and September 30, 2021.  The notes in the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 28, 2022 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain and cost are as follows:

	March 31, 2022
	Cost	Gross Unrealized Gain	Fair value
Marketable securities
Equity securities	$24,096	$403	$24,499

	September 30, 2022
	Cost	Gross Unrealized Loss	Fair value
Marketable securities
Equity securities	$23,412	$(3,951)	$19,461

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized loss from these marketable securities for the six months ended September 30, 2022 is included in the non-operating income of the consolidated statement of income.

During the first half of fiscal 2023, there was a realized gain of $120 from the sale of marketable securities.

3.       Inventories

	September 30,	March 31,
	2022	2022
Inventories by major categories :
Raw materials	$15,048	$16,970
Work in progress	3,971	3,904
Finished goods	1,677	2,945
	$20,696	$23,819

4.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net (loss) income for the six months ended September 30, 2022 and 2021 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended September 30, 2022 Compared to Six Months Ended September 30, 2021

Net Sales - The Company's net sales for the six months ended September 30, 2022 were $44,438,000, an increase of $4,656,000 or 11.7%, as compared to $39,782,000 in the corresponding period in fiscal 2022. The increase was mainly related to increases in sales revenues of $6,237,000 in the electronic segment, offsetting a decrease of sales revenues of $1,581,000 in the plastic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The decrease in net sales in the plastic segment was related to decreases in orders of $1,460,000 for plastic tool boxes, gardening tool boxes and accessories, of $319,000 for motor vehicle products, such as plastic brakes or speed selector plates, as well as $664,000 for molding products from other existing customers, offsetting an increase in orders from existing customers of $512,000 for plastic component parts for floor cleaning robots, and of $351,000 for plastic component parts of office equipment.

The revenue increase in the electronic segment was mainly due to increases in orders of $10,868,000 from existing customers, mainly for audio signal processors, loud speakers and mixing consoles, offsetting a decrease in orders of $4,361,000 for home entertainment products and audio work stations equipment from other existing customers.

Gross Profit - Gross profit for the first half of fiscal 2023 was $7,114,000, representing a gross margin of 16.0%. This compared with the overall gross profit and gross margin of $6,420,000 or 16.1% for the first half of fiscal 2022.

Gross profit in the plastic segment increased by $37,000 to $1,104,000 or 13.2% of net sales for the six months ended September 30, 2022, as compared to $1,067,000 or 10.7% of net sales, for the same period in the prior fiscal year. The increase in gross profit and margin in the plastic segment was mainly due to decreases in raw materials costs, and labor costs due to decreased headcount , as a percentage of net sales.

Gross profit in the electronic segment increased by $657,000 to $6,010,000 or 16.7% of net sales for the six months ended September 30, 2022, as compared to $5,353,000 or 17.9% of net sales, for the same period of last fiscal year.  The decrease in gross margin was mainly due to increases in raw materials costs  and labor costs as a result of increased overtime allowances, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2022 were $5,751,000 or 12.9% of total net sales, as compared to $5,348,000 or 13.4% of total net sales for the six months ended September 30, 2021.

Corporate expenses increased by $39,000 to $617,000 for the six months ended September 30, 2022 as compared to $578,000 for the same period ended September 30, 2021. The slight increase was primarily related to the increase in legal and professional fees.

SG&A expense in the plastic segment increased to $2,036,000 or 24.4% of net sales for the first half of fiscal 2023, compared to $1,993,000 or 20.1% of net sales for the corresponding period in fiscal 2022. The increase in SG&A expense for the first six months of fiscal 2023 was mainly due to an increase of $71,000 in utility costs, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $321,000 to $3,098,000 or 8.6% of net sales for the six months ended September 30, 2022, compared to $2,777,000 or 9.3% of net sales for the corresponding period in fiscal 2022. The increase in the SG&A expense total was primarily related to an increase of $643,000 in staff costs and consultancy fees, when compared to the corresponding period in the prior fiscal year.

Other income - Other income was $677,000 for the six months ended September 30, 2022, as compared to other income of $111,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended September 30, 2022 was $633,000, as compared to other income of $68,000 for the same period in the prior fiscal year. The decrease in other income was mainly due to an increase in exchange loss of $611,000 during the first half of fiscal 2023, as compared to the same period of fiscal 2022.

Other income attributable to the electronic segment for the six months ended September 30, 2022 was $1,310,000, as compared to other income of $43,000 for the corresponding period in the prior fiscal year. This increase in other income was mainly due to increases of $588,000 in exchange gain and of $703,000 in other gain during the six months ended September 30, 2022, as compared to the same period of last fiscal year.

Operating income - Operating income was $2,040,000 for the six months ended September 30, 2022, as compared to operating income of $1,183,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $617,000 and $578,000 were incurred during the fiscal year of 2023 and 2022, respectively.

On a segment basis, the operating loss of the plastic segment was $1,565,000 in the six months ended September 30, 2022, as compared to operating loss of $858,000 in the corresponding period in fiscal 2022. The increase in operating loss in the plastic segment was mainly due to the decrease in sales revenues, as well as a decrease in other income as described above.

The electronic segment reported operating income of $4,222,000 in the six months ended September 30, 2022, compared to operating income of $2,619,000 in the corresponding period in fiscal 2022.  The increase in operating income was mainly due to the increases in gross profit and other income as described above.

Non-operating (expense) income – Non-operating expense for the six months ended September 30, 2022 was $2,310,000, as compared to non-operating income of $3,288,000 in the prior year period  The significant decrease was primarily due to decreases of $5,199,000 in unrealized holding gain on the fair value of marketable securities, of $534,000 in realized gain from the sale of marketable securities and of $182,000 in rental income, offsetting an increase of $128,000 in dividend income from securities investments during the six months ended September 30, 2022, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2022 represented an income tax expense of $362,000 and a deferred tax benefit of $72,000, as compared to an income tax expense of $207,000 and a deferred tax benefit of $34,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was an income tax credit of $28,000 and a deferred tax benefit of $72,000 in the plastic segment for the six months ended September 30, 2022, as compared to an income tax expense of $28,000 and a deferred tax benefit of $34,000 during the prior year period. Income tax in the electronic segment was $390,000 for the six months ended September 30, 2022, as compared to an income tax expense of $179,000 for the corresponding six months of fiscal 2022.

Net (loss) income – The Company had a net loss of $560,000 for the six months ended September 30, 2022, as compared to net income of $4,298,000 for the six months ended September 30, 2021.  The decreased net income for the first six months of fiscal 2023 was mainly attributed to the decrease in non-operating income in the plastic segment as described above.

Net loss for the plastic segment for the six months ended September 30, 2022 totaled $3,364,000, as compared to net income of $2,459,000 for the corresponding six months in fiscal 2022. Decrease in net income in the first six months of fiscal 2023 for the plastic segment was mainly the result of a decrease in non-operating income as described above.

Net income for the electronic segment for the six months ended September 30, 2022 was $3,421,000, compared to net income of $2,417,000,000 for the corresponding six months of fiscal 2022. The increase in net income in the first six months of fiscal 2023 for the electronic segment was mainly attributable to the increase in sales volume and other income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally-generated funds to finance its operations and investments.

As of September 30, 2022, the Company had working capital of $59,402,000 as compared to $63,848,000 at March 31, 2022.   The Company has generated sufficient funds from its operating activities to finance its operations and believes there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of September 30, 2022.

As of September 30, 2022, the Company had cash and cash equivalents of $15,577,000, as compared to $17,379,000 as of September 30, 2021.  During the six months ended September 30, 2022, net cash provided by operating activities was $3,973,000. Net cash used in investing activities was $267,000, mainly due to cash used in purchases of $1,123,000 of marketable securities and $318,000 of fixed assets, as well as an increase of $1,193,000 in fixed deposits maturing over twelve months, offsetting cash provided by proceeds of $1,927,000 from the sale of marketable securities during the first half of fiscal 2023. Net cash used in financing activities was comprised mainly of $1,594,000 in payment for dividends during the six months ended September 30, 2022.

As of September 30, 2022, the Company had no general banking facilities.

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

/s/ Edward So
Edward So Chief Executive Officer

 Date: November 17, 2022